                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                      TO

                                SCHEDULE 13E-3
                                (Rule 13e-100)
                             TRANSACTION STATEMENT
        UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 13e-3 THEREUNDER

                            COLONIAL HOLDINGS, INC.
                  -------------------------------------------
                             (Name of the Issuer)

                            COLONIAL HOLDINGS, INC.
                                 GAMECO, INC.
                           GAMECO ACQUISITION, INC.
                               JEFFREY P. JACOBS
                       RICHARD E. JACOBS REVOCABLE TRUST

                               RICHARD E. JACOBS
                            CD ENTERTAINMENT, LTD.

                  -------------------------------------------
                      (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                  -------------------------------------------
                         (Title of Class of Securities)

                        195746 10 2 Class A Common Stock
                        195746 20 1 Class B Common Stock
                  -------------------------------------------
                     (CUSIP Number of Class of Securities)

                  -------------------------------------------

Jeffrey P. Jacobs                       Richard E. Jacobs, Trustee      Ian M. Stewart, President and
Chief Executive Officer                 25425 Center Ride Road          Chief Financial Officer
Gameco, Inc.                            Cleveland, Ohio 44145           Colonial Holdings, Inc.
Gameco Acquisition, Inc.                (440) 871-4800                  10515 Colonial Downs Parkway
1001 North U.S. Highway One, #710                                       New Kent, Virginia 23124
Cleveland, Ohio 44113                                                   (804) 966-7223
(561) 575-4006

   (Names, Addresses and Telephone Numbers of Persons Authorized to Receive
     Notices and Communications on Behalf of the Persons Filing Statement)
        --------------------------------------------------------------

                                   COPIES TO:

Edward G. Ptaszek, Jr., Esq.    James L. Weinberg, Esq.                  Robert L. Ruben, Esq.
Robert A. Weible, Esq.          Hirschler, Fleischer, Weinberg, Cox      Edward A. Friedman, Esq.
Baker & Hostetler LLP           & Allen                                  Ruben & Aronson, LLP
1900 East 9/th/ Street          701 East Byrd St.                        3299 K Street, N.W. -- Suite 403
Cleveland, Ohio  44114          Federal Reserve Bank Bldg. Fl. 15        Washington, D.C.  20007
(216) 621-0200                  Richmond, VA 23219                       (202) 965-3600


This statement is filed in connection with (check the appropriate box):

a.    /x/     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    /  /    The filing of a registration statement under the Securities Act of
              1933.

c.    /  /    A tender offer.

d.    /  /    None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

                           CALCULATION OF FILING FEE

          -------------------------------------------------------------
              Transaction valuation*           Amount of filing fee
                    $4,733,929                        $947.00
          -------------------------------------------------------------

   * For purposes of calculating the filing fee only. The transaction applies to an aggregate of 4,071,072 shares of Class A Common Stock (including 175,850 options to purchase Class A Common Stock), $0.01 par value and 232,500 shares of Class B Common Stock (the "Common Stock"), of Colonial Holdings, Inc., calculated as follows: 5,840,223 shares of Class A Common Stock issued and outstanding less 1,945,000 shares of Class A Common Stock then owned by Gameco, Inc. ("Gameco") or any affiliate of Gameco and 1,452,500 shares of Class B Common Stock issued and outstanding less 1,220,000 shares of Class B Common Stock then owned by Gameco or any affiliate of Gameco. The proposed maximum aggregate value of the transaction is $4,733,929 calculated as follows: the product of (a) 4,303,572 shares of Common Stock and (b) $1.10. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.


         --------------------------------------------------------------

/x/ Check the box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:  $947.00
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Filing Party: Colonial Holdings, Inc.

Date Filed: September 24, 2001

                                 INTRODUCTION

     This Amendment No. 1 to Schedule 13E-3 Transaction Statement (the "Statement") is being filed in connection with the filing by Colonial Holdings, Inc. ("Colonial") with the Securities and Exchange Commission (the "Commission") on September 24, 2001 of an amended preliminary proxy statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of Colonial's shareholders. At such meeting, Colonial's shareholders will be asked to vote to adopt and approve an Agreement and Plan of Merger, dated as of June 11, 2001 (the "Merger Agreement"), by and between Colonial, Gameco Acquisition, Inc. ("Acquisition"), a Virginia corporation, Gameco, Inc. ("Gameco"), a Delaware corporation, and Jeffrey P. Jacobs. Under the Merger Agreement, Acquisition will be merged with and into Colonial and Colonial will be the surviving corporation. Gameco is the sole shareholder of Acquisition. As a result of the merger, Colonial will become a wholly owned subsidiary of Gameco and Colonial's shareholders (other than Gameco, Acquisition, CD Entertainment Ltd. and their affiliates) will be entitled to receive $1.10 per share in cash for their shares of Colonial common stock.

     The ownership structure of Gameco consists of a 50% interest held by Jeffrey P. Jacobs, Chairman, Chief Executive Officer, and principal shareholder of Colonial, and a 50% interest held by the Richard E. Jacobs Revocable Trust (the "Trust"). Richard E. Jacobs, the sole trustee of the Trust, is Jeffrey P. Jacobs' father. Mr. Jacobs and the Trust are current owners of CD Entertainment, Ltd. which owns approximately 43.5% of Colonial's outstanding common stock. Upon consummation of the merger, Jeffrey P. Jacobs and the Trust will own equally all of the voting equity securities of Gameco, and Gameco, will own all of the common stock of Colonial.


     The following responses and cross-references are being supplied pursuant to General Instructions F and G to Schedule 13E-3 and show the locations in the Proxy Statement (including all attachments thereto) of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all attachments thereto, is hereby expressly incorporated by reference and the responses to each item of this
Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement and the attachments thereto.


   ITEM 1. SUMMARY TERM SHEET.

   The information set forth in the sections of the Proxy Statement entitled "Questions and Answers About the Merger" and "Summary Term Sheet" is incorporated herein by reference.

   ITEM 2. SUBJECT COMPANY INFORMATION.

   (a) The information set forth in the section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

   (b)-(d) The information set forth in the section of the Proxy Statement entitled "Price Range of Common Stock and Dividends" is incorporated herein by reference.

   (e) Not applicable.

   (f) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

   (a) The information set forth in the sections of the Proxy Statement entitled "Directors and Management" and "Summary Term Sheet" is incorporated herein by reference.

   (b) The information set forth in the section of the Proxy Statement entitled "The Parties" is incorporated herein by reference.

   (c) None of Colonial, Gameco, Gameco Acquisition, CD Entertainment, Ltd., Jeffrey P. Jacobs, Richard E. Jacobs, or the Trust (i) has been convicted in a criminal proceeding during the past five years (excluding any traffic violation or similar misdemeanor) or (ii) has been a party to any judicial or administrative proceeding during the past five years (except for any matter that was dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it or him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the filing entities referred to above were organized under the laws of a state of the United States. Richard E. Jacobs and Jeffrey P. Jacobs are citizens of the United States.


   (d) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

   (a) The information set forth in the cover page of the Proxy Statement and in the section entitled "The Merger Agreement" is incorporated herein by reference.

   (c) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Interests of Certain Shareholders and Directors in the Merger" is incorporated herein by reference.

   (d) The information set forth in the section of the Proxy Statement entitled "No Dissenters' Rights " is incorporated herein by reference.

   (e) None

   (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AMENDMENTS.

   (a)-(c) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Background of the Merger" and "Certain Relationships and Related Transactions" are incorporated herein by reference.


   (e) The information set forth in the sections of the Proxy Statement entitled "The Merger Agreement," is incorporated herein by reference. In addition, the information set forth in Colonial Holdings, Inc.'s Registration Statement filed on Form S-1 in the section entitled "Registration Rights Agreement" is incorporated herein by reference.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   (b)-(c) The information set forth in the section of the Proxy Statement entitled "Plans for Colonial if the Merger Occurs," is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

   (a)-(d) The information set forth in the section of the Proxy Statement entitled "Special Factors" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

   (a)-(b) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Reasons for the Merger and Recommendation of the Board of Directors" is incorporated herein by reference.

   (c) The information set forth in the section of the Proxy Statement entitled "Information Concerning the Special Meeting - Required Vote" is incorporated herein by reference.

   (d) The information set forth in the section of the Proxy Statement entitled "Special Factors - Background of the Merger" is incorporated herein by reference.

   (e) The information set forth in the section of the Proxy Statement entitled "Special Factors - Reasons for the Merger and Recommendation of the Board of Directors" is incorporated herein by reference.

   (f) The information set forth in the section of the Proxy Statement entitled "Special Factors - Background of the Merger" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

   (a)-(c) The information set forth in the sections of the Proxy Statement entitled "Special Factors- Opinion of Financial Advisor" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a) and (d) The information set forth in the section of the Proxy Statement entitled "Financing of the Merger" is incorporated herein by reference.

   (b) None.

   (c) The information set forth in the section of the Proxy Statement entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a) The information set forth in the section of the Proxy Statement entitled "Securities Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

   (b) None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

   (d) and (e) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Interests of Certain Shareholders and Directors in the Merger," and "Special Factors -- Position of Gameco, Gameco Acquisition, CD Entertainment Ltd., Jeffrey P. Jacobs, Richard E. Jacobs, and the Trust as to the Fairness of the Merger" is incorporated herein by reference.


ITEM 13. FINANCIAL STATEMENTS.

   (a)(1) The financial statements set forth in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000, are incorporated herein by reference.

   (2) The information set forth in the Quarterly Report on Form 10-Q filed by Colonial for the Period Ended June 30, 2001, is incorporated herein by reference.


   (3)-(4) The information set forth in the section of the Proxy Statement entitled "Selected Consolidated Financial Data of Colonial" is incorporated herein by reference.

   (b) The information set forth in the section of the Proxy Statement entitled "Unaudited Pro Forma Consolidated Financial Statements of Gameco, Inc." is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS EMPLOYED, RETAINED COMPENSATED OR USED.

   (a) and (b) The information set forth in the section of the Proxy Statement entitled "Information Concerning the Special Meeting - Proxy Solicitation" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

     Additional information is set forth in the Proxy Statement which is
incorporated herein by   reference in its entirety.

ITEM 16. EXHIBITS.

     The following are filed with this Amendment No. 1 to Schedule 13E-3 pursuant to Item 1016 of Regulation M-A.


     (a)(1) Preliminary copy of Letter to Shareholders from Stephen D. Peskoff incorporated by reference to Schedule 14A filed by Colonial on September 24, 2001, and attached hereto as Exhibit (a)(3).

     (a)(2) Preliminary copy of Notice of Special Meeting of Shareholders incorporated by reference to Schedule 14A filed by Colonial on September 24, 2001, and Preliminary Proxy Statement attached hereto as exhibit (a)(3).

     (a)(3) Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Colonial on September 24, 2001, including form of proxy card.


     (b) Amended "Highly Confident" letter delivered by U.S. Bancorp Libra dated June 28, 2001.

                                   SIGNATURES


     After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                              COLONIAL HOLDINGS, INC.


                              By:/s/ Ian M. Stewart

                                 ------------------

                              Name:  Ian M. Stewart
                              Title: President and Chief Financial Officer
                              Date:  September 24, 2001


                              GAMECO, INC.


                              By: /s/ Jeffrey P. Jacobs

                                  ---------------------

                              Name:  Jeffrey P. Jacobs
                              Title: President
                              Date:  September 24, 2001


                              GAMECO ACQUISITION, INC.


                              By: /s/ Jeffrey P. Jacobs

                                  ---------------------

                              Name:  Jeffrey P. Jacobs
                              Title: President
                              Date:  September 24, 2001


                              CD ENTERTAINMENT, LTD.


     By: JACOBS ENTERTAINMENT LTD.,
                              its manager

                              By: /s/ Jeffrey P. Jacobs
                                  ----------------------
                              Name:  Jeffrey P. Jacobs
                              Title: Manager, Jacobs Entertainment Ltd.
                              Date:  September 24, 2001



                              /s/ Jeffrey P. Jacobs
                              -------------------------
                              Jeffrey P. Jacobs
                              Date: September 24, 2001

                              /s/ Richard E. Jacobs, Trustee
                              -------------------------

                              Richard E. Jacobs Revocable Trust

                              Date: September 24, 2001



                              /s/ Richard. E. Jacobs
                              --------------------------
                              Richard E. Jacobs

                              Date: September 24, 2001

                                 EXHIBIT INDEX
Item No.                          Description
--------                          -----------

(a)(1) Preliminary copy of Letter to Shareholders from Stephen D. Peskoff incorporated by reference to Schedule 14A filed by Colonial on September 24, 2001, and attached hereto as Exhibit (a)(3).

(a)(2) Preliminary copy of Notice of Special Meeting of Shareholders incorporated by reference to Schedule 14A filed by Colonial on September 24, 2001, and Preliminary Proxy Statement attached hereto as exhibit
       (a)(3).

(a)(3) Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Colonial on September 24, 2001 including form of proxy card.

(b) Amended "Highly Confident" letter delivered by U.S. Bancorp Libra dated June 28, 2001.

                         [U.S. BANCORP LIBRA LETTERHEAD]

                                  June 28, 2001


Strictly Confidential
---------------------

Gameco, Inc.
1001 North U.S. Highway One, No. 710
Jupiter, Florida 33477
Attention:  Jeffrey P. Jacobs, President

Dear Jeff:

         You have engaged U.S. Bancorp Libra ("Libra"), to act as merger and
                                               -----
acquisition advisor and placement agent in connection with, among other things, the acquisition of (i) 100% of the voting stock of Black Hawk Gaming & Development Company, Inc. ("BHWK"), (ii) 100% of the voting stock of Colonial
                            ----
Holdings, Inc. ("CHLD"), and (iii) certain Louisiana-based truck stop video
                 ----
poker operations (the "Louisiana Assets"), by you or any affiliated entity of
                       ----------------
you, including Gameco, Inc., whether currently existing or formed in the future (collectively, the "Company"). In this letter the acquisition of the stock of
                    -------
BHWK is referred to as the "BHWK Acquisition," the acquisition of the stock of
                            ----------------
CHLD is referred to as the "CHLD Acquisition," the acquisition of the Louisiana
                            ----------------
Assets is referred to as the "Louisiana Acquisition," and collectively, the BHWK
                              ---------------------
Acquisition, the CHLD Acquisition and the Louisiana Acquisition are referred to as the "Acquisitions."
        ------------

         We understand that the cash proceeds to be paid to the public equity holders of BHWK in connection with the BHWK Acquisition will total approximately $40.0 million, the cash proceeds to be paid to the public equity holders of CHLD in connection with the CHLD Acquisition will total approximately $4.0 million. We also understand that the total amount of funds necessary to effect the Acquisitions, to refinance the existing indebtedness of BHWK and CHLD, to pay all fees and expenses incurred in connection therewith and to provide for ongoing working capital of BHWK, CHLD and the Company will be provided through the issuance of debt securities (the "Securities") and a super senior credit
                                      ----------
facility. It is our understanding that other than indebtedness under the Company's proposed credit facility, bonds issued in a financing with the Black Hawk Business Improvement District, a subordinated note owed to a seller of the Louisiana Assets and the Securities, none of the Company, BHWK or CHLD will have other indebtedness for money borrowed after giving effect to the Acquisitions. You have asked us to assist you in negotiating and structuring the BHWK Acquisition and the CHLD Acquisition and the sale or placement of up to $130 million aggregate principal amount of the Securities to be issued by the Company.


         As you know, U.S. Bancorp Libra is the leveraged finance investment banking division of U.S. Bancorp Investments, Inc., which itself is a subsidiary of U.S. Bancorp, one of the nation's largest bank holding companies with over $160 billion in assets. U.S. Bancorp, which provides a full range of commercial banking services, is headquartered in Minneapolis, Minnesota and also owns U.S. Bancorp Piper Jaffray, a leading middle market investment banking firm also based in Minneapolis.

Mr. Jeffrey P. Jacobs
June 28, 2001
Page 2

         Based on our understanding of the Acquisitions as summarized above and current market conditions, and subject to the conditions set forth below, we are highly confident of our ability to sell or place the Securities to be offered by the Company. It is currently contemplated that the Securities will consist of debt securities or other funded indebtedness (including, without limitation, any secured, unsecured, senior or subordinated debt). The structure, covenants and terms of the Securities will be as determined by us and prospective investors in consultation with and acceptable to the Company based on market conditions at the time of the offering or placement and on the structure and documentation of the Acquisitions.

         Our confidence in our ability to consummate the sale or placement of the Securities is subject to:

              (i) the reorganization of the Company being completed as set forth in the memorandum dated May 14, 2001, from Baker & Hostetler LLP titled "Diversified Opportunities/Gameco Reorganization" on substantially the terms described to us;

              (ii) the BHWK Acquisition being completed on the terms and conditions set forth in the Agreement and Plan of Merger dated as of April 25, 2001 among BHWK, Gameco, Inc. and BH Acquisition, Inc.;

              (iii) the CHLD Acquisition being completed on the terms and conditions set forth in the Agreement and Plan of Merger dated as of June 11, 2001 among CHLD, Gameco, Inc. and Gameco Acquisition, Inc.;


              (iv) the Louisiana Acquisition being completed on terms and conditions satisfactory to us;

              (v) the delivery of audited financial statements for BHWK for the years ended December 31, 2000, 1999 and 1998, accompanied by an unqualified opinion issued by a nationally recognized accounting firm, with the results of the audit not disclosing any material adverse changes from the BHWK information previously provided;

              (vi) the delivery of unaudited financial statements for BHWK for any interim period in the form required by the Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively the "Securities
                                                                ----------
                      Act"), with such unaudited financial statements not
                      ---
                      disclosing any material adverse changes from the audited financial statements for the year ended December 31, 2000;


              (vii) the delivery of audited financial statements for CHLD for the years ended December 31, 2000, 1999 and 1998, accompanied by an unqualified

Mr. Jeffrey P. Jacobs
June 28, 2001
Page 3

                      opinion issued by a nationally recognized accounting firm, with the results of the audit not disclosing any material adverse changes from the CHLD information previously provided;

              (viii) the delivery of unaudited financial statements for CHLD for any interim period in the form required by the Securities Act, with such unaudited financial statements not disclosing any material adverse changes from the audited financial statements for the year ended December 31, 2000;

              (ix) the delivery of audited financial statements for the Louisiana Assets for the year ended December 31, 2000, accompanied by an unqualified opinion issued by a nationally recognized accounting firm, with the results of the audit not disclosing any material adverse changes from the Company information previously provided;


              (x) the delivery of unaudited financial statements for the Louisiana Assets for any interim period in the form required by the Securities Act, with such unaudited financial statements not disclosing any material adverse changes from the audited financial statements for the year ended December 31, 2000;

              (xi) the delivery of pro forma financial statements for BHWK, CHLD, the Louisiana Assets and the Company after giving effect to the Acquisitions, satisfactory to us and in the form required by the Securities Act;

              (xii) the execution and delivery of definitive debt financing agreements and related documents, all on terms and conditions satisfactory in form and substance to us and prospective investors;

              (xiii) there being no material adverse change in the business, condition (financial or otherwise), results of operations, management, employees, labor relations, prospects, or liabilities, of BHWK, CHLD, the Louisiana Assets or the Company from and after the date of this letter;

              (xiv) there being no pending or threatened claim, suit or proceeding by any governmental or regulatory authority which we shall reasonably determine would have a material adverse effect on the business, property, assets, liability, condition (financial or otherwise), or prospects of BHWK, CHLD, the Louisiana Assets or the Company;

              (xv) the existence of satisfactory market conditions for new issuances of similar securities and in the credit markets and securities markets in general, in our sole judgment;

Mr. Jeffrey P. Jacobs
June 28, 2001
Page 4

              (xvi) the receipt of all necessary governmental, regulatory or third party approvals or consents with respect to the Acquisitions and the sale of the Securities, including the requisite approvals of the Nevada, Colorado, Virginia and Louisiana Gaming Commissions;

              (xvii) our having a reasonable time to market the Securities based on our experience in comparable transactions and existing market conditions;

              (xviii) there having occurred no change or proposed change in federal, state or local law that could reasonably be expected to adversely affect the economic consequences, including tax treatment, the Company contemplates deriving from the Acquisitions; and

              (xix) completion of our continuing due diligence, with results acceptable to us in our sole and absolute discretion and confirmed by prospective investors, concerning the business, operations, management, employees, customers, facilities, prospects, legal standing, liabilities (including environmental), financial projections and historical financial results of BHWK, CHLD, the Louisiana Assets and the Company.

         provided, however, that we anticipate that we will be able to sell or place approximately $100 million of the Securities even if the CHLD Acquisition is not completed and the conditions set forth above related to the CHLD Acquisition are not satisfied.

         Our conclusion stated above is based on conversations with members of management of the Company, BHWK and CHLD, and our review of certain other studies, analyses, investigations and information as we have deemed appropriate, all of which were provided to us by you or on your behalf by your agents, advisors or consultants or which are publicly available.

         We have not conducted a detailed investigation of any of the foregoing materials or of the information on which such materials were based, nor have we independently verified the accuracy of any of the information contained therein. Please note that this letter is not and should not be construed as a commitment to purchase or place the Securities or any other securities of the Company or its affiliates.

         This letter is solely for your benefit and may not be relied upon by any other person or entity. This letter shall be treated as confidential and may not be used, circulated, quoted or otherwise referred to in any document or otherwise disseminated, nor shall any public reference to this letter be made, except with our prior written consent, which may be withheld in our sole and absolute discretion; provided, that, we agree that this letter may be referred to in the proxy statements and/or the Schedules 13E-3 relating to the Acquisitions to be prepared by BHWK and CHLD, in such manner as BHWK, CHLD and Libra shall agree. Notwithstanding the foregoing, this letter may be delivered to the Boards of Directors of BHWK and CHLD provided, that, the

Mr. Jeffrey P. Jacobs
June 28, 2001
Page 5

members of such Boards are apprised of the confidential nature of this letter and agree to treat the letter as confidential.

                                Very truly yours,

                                U.S. BANCORP LIBRA,
                                a Division of U.S. Bancorp Investments, Inc.

                                By:  /s/ Gregory Bousquette
                                     ----------------------
                                     Gregory Bousquette
                                     Managing Director